12010248

SEC Mail Processing Section
FEB 27 2012
Washington, DC
123

SECURI MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48926

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2011** (MM/DD/YY) AND ENDING **DECEMBER 31, 2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **TOWER BROKERAGE SERVICES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2104 E. WEST 25TH STREET
(No. and Street)

LAWRENCE	KANSAS	66047
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT D. SUDERMAN, PRESIDENT **(785) 749-3031**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130	MAITLAND	FLORIDA	32751
(Address and City)		(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **ROBERT D. SUDERMAN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **TOWER BROKERAGE SERVICES, INC.**, as of December 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Public Notary

ADAM STASZKIEWICZ
Notary Public
State of Kansas
My Commission Expires 06/17/13

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOWER BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS

December 31, 2011

TOWER BROKERAGE SERVICES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Tower Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Tower Brokerage Services, Inc. as of December 31, 2011, and the related statements of income, changes in stockholders equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tower Brokerage Services, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Schedules presented on pages 10 & 11 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida
February 20, 2012

TOWER BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Assets:		
Cash and cash equivalents	$	11,493
Deferred tax asset		12,235
	$	23,728

LIABILITIES AND STOCKHOLDERS' EQUITY

Common stock, no par value; 100,000 shares authorized, 100 shares issued and outstanding	$	100
Additional paid-in capital		125,123
Retained earnings (deficit)		(101,495)
		23,728
	$	23,728

The accompanying notes are an integral part of these financial statements.

TOWER BROKERAGE SERVICES, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011

Revenues:	
Commission income	$ 120
Total revenues	120
Expenses:	
Professional fees	3,195
Other operating expenses	3,870
Total expenses	7,065
Income (loss) before taxes	(6,945)
Income tax benefit	1,389
Net income (loss)	$ (5,556)

The accompanying notes are an integral part of these financial statements.

TOWER BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2011

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, December 31, 2010	100	$ 100	$ 113,723	$ (95,939)	$ 17,884
Capital contribution	-	-	11,400	-	11,400
Net income (loss)	-	-	-	(5,556)	(5,556)
Balances, December 31, 2011	100	$ 100	$ 125,123	$ (101,495)	$ 23,728

The accompanying notes are an integral part of these financial statements

TOWER BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2011

Subordinated borrowings at January 1, 2011	$	-
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2011	$	-

The accompanying notes are an integral part of these financial statements.

TOWER BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

Cash flows from operating activities:	
Net income (loss)	$ (5,556)
Adjustments to reconcile net income to net cash flows from operating activities:	
Increase (decrease) in:	
Deferred taxes	(1,389)
Net cash used in operating activities	(6,945)
Cash flows from financing activities:	
Contributed additional paid-in capital	11,400
Net cash provided by financing activities	11,400
Net increase in cash and cash equivalents	4,455
Cash and cash equivalents at beginning of period	7,038
Cash and cash equivalents at end of period	$ 11,493

The accompanying notes are an integral part of these financial statements.

TOWER BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2011

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Tower Brokerage Services, Inc. ("the Company") is an introducing broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated in December 1995.

The Company's revenue is derived from commissions earned on the sale of mutual funds and mergers and acquisitions transactions. Any transactions with the mutual fund houses are consummated directly between the customer and the mutual fund house; the Company receives a commission.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2011, the Company had no uninsured cash balances.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

We determine our income tax provision, using the asset and liability method (ASC 740 *Accounting for Income Taxes*). Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We also recognize future tax benefits associated with tax loss and credit carryforwards as deferred tax assets. Our deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We measure deferred tax assets and liabilities using enacted tax rates in effect for the year in which we expect to recover or settle the temporary differences. The effect of a change in tax rates on deferred taxes is recognized in the period that the change is enacted. We reduce our net tax assets for the estimated additional tax and interest that may result from tax authorities disputing uncertain tax positions we have taken.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2011, the Company had excess net capital of $6,493.

Note 3 – Income Taxes

At December 31, 2011, the Company had approximately $61,000 of net operating losses ("NOL") carryforwards, which may be applied against future taxable income. These losses are available for future years and expire through 2031. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The deferred tax asset is summarized as follows:

	December 31, 2011
Deferred tax asset:	
Net operating loss carryforwards	$ 12,235
Deferred tax asset	$ 12,235

The Company had no tax positions at December 31, 2011, where the ultimate deductibility was highly certain, but there was uncertainty about the timing of such deductibility.

Note 4 – Related Party Transactions

On July 1, 2007, the Company entered into a five year Expense Sharing the Agreement ("Agreement") with Aim, Inc. ("Aim") and Intermark Commercial Services, LLC ("Intermark"), both related party companies. The Agreement provides that Aim will provide the use of telephones and office space at no cost to the Company and Intermark will provide the use of telephones at no cost to the Company.

Note 5 – Sale of Business

On April 6, 2011 Robert Suderman, sole shareholder of the Company's outstanding $1.00 par value common stock ("Seller"), entered into a Partial Purchase Agreement—Phase I, ("Phase 1 Agreement") to sell 24.9% (24.9 shares) to Jessica Pastorino ("Purchaser"). The Phase I Agreement also provides for a Phase II purchase of the remaining 75.1% (75.1 shares) of the balance of common stock shares owned by the Seller not purchased by Purchaser as part of the Phase I Agreement, after proper and acceptable notice has been provided to FINRA.

The Phase I Agreement was amended several times and is currently dated August 24, 2011 ("Amended Agreement") with no significant changes to the principle terms of the original Phase I Agreement.

Note 5 – Sale of Business (continued)

The Amended Agreement provides that the purchase of the remaining common stock shares outstanding (75.1 shares) shall (1) occur after additional agreements relating to the transfer have been completed and (2) after proper notice has been provided to FINRA.

The proper notice referred to above, refers to a 1017 transfer notice, which allows the consummation of a sale of a broker-dealer to a purchaser 30 days after the 1017 application has been submitted to FINRA, but prior to the approval of the sale to the purchaser by FINRA.

For the period commencing October 15, 2011 and ending February 15, 2012 ("Option Period"), Seller had the option, but not the obligation to repurchase from the Purchaser the 24.9 shares of common stock of the Company originally sold to Purchaser, provided that, if Seller repurchased the Phase I shares from the Purchaser, Seller would be required to reimburse the Purchaser any capital contributions made to the Company prior to the date Seller exercises such option.

The Amended Agreement also provides that, if the parties do not finalize certain agreements included in the Amended Agreement, then the Seller shall have the right, but not the obligation, to repurchase the 24.9 shares, while at the same time repaying all net capital contributions to Purchaser equal to the amounts that were injected into the net capital of the Company, or that were purchased directly from the Seller up to an amount not to exceed $11,000. This repurchase shall not involve any withdrawal of capital from Tower, but shall only involve payments directly between shareholders. Any net capital infused by the Purchaser in excess of that amount shall remain the property of the Company and shall not be repurchased. The Seller has 120 days after the expiration of the 150 day period to repurchase the 24.9 shares and repay the net capital contribution (up to $11,000) to the Purchaser.

The Amended Agreement further provides that, if the Seller does not succeed in repurchasing the common stock within the specified period, then, if the Purchaser so request, the Seller agrees to complete the sale and stock transfer within 10 days thereafter. The Purchaser may purchase, but is not obligated to buy, the balance of the stock, if the purchase is completed within 10 days after the expiration of the Seller repurchase period discussed above, without the necessity of completion of any other agreements identified in (1) above. In the event the Purchaser fails to purchase the common stock, the status quo will remain at 75.1% and 24.9%, respectively, and no further actions will be required on the part of either party.

FINRA's deliberations concerning new imposed conditions of operations should have been completed before 180 days are up (about October 31, 2011); however, as the date of this audit report, FINRA has not finalized its review and deliberations of the 1017 transfer notice.

The Seller and the Purchaser have entered into an oral agreement to extend up to six months the end dates provided for in the Amended Agreement to accommodate FINRA's review and approval process.

At December 31, 2011, Robert Suderman and Jessica Pastorino owned 75.1% and 24.9%, respectively, of the Company's outstanding common stock.

Note 6 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2012 through February 20, 2012, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

TOWER BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
As of December 31, 2011

Computation of basic net capital requirements:		
Total stockholder's equity	$	23,728
Nonallowable deferred tax asset		
Deferred tax asset		(12,235)
Net capital		11,493
Minimum net capital required, the greater of $5,000 or 6 2/3% of aggregate indebtedness		5,000
Excess net capital	$	6,493

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2011.

TOWER BROKERAGE SERVICES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Total aggregate indebtedness:	$ -

TOWER BROKERAGE SERVICES, INC.

INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2011

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Tower Brokerage Services, Inc.

In planning and performing our audit of the financial statements of Tower Brokerage Services, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Maitland, Florida
February 20, 2012